UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                        (Amendment No. 9)

                VIDEO LOTTERY TECHNOLOGIES, INC.
                --------------------------------
                        (Name of Issuer)

                  Common Stock, $.01 par value
                  ----------------------------
                 (Title of Class of Securities)

                            92656M10
                            --------
                         (CUSIP Number)

                          William Spier
                      101 East 52nd Street
                           11th Floor
                    New York, New York 10022
                         (212) 759-3287
             --------------------------------------
             (Name, Address and Telephone Number of
              Person Authorized to Receive Notices
                       and Communications)

                       - with a copy to -

                      Peter S. Golden, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                    New York, New York 10004
                         (212) 820-8000

                        November 26, 1996
              (Dates of Event which Requires Filing
                       of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

         This Amendment No. 9 amends and supplements the statement on Schedule 13D filed by William Spier on October 30, 1992 and, as a result of an amendment thereto, by Video Investment Partners, L.P., Asgard Ltd., Parkway M&A Capital Corporation, Alpine Associates, Ltd., Gabriel Capital, L.P., LBN Investment Associates, L.P., and Homer Noble (the "Schedule 13D") with respect to Common Stock, par value $.01 per share (the "Shares"), of Video Lottery Technologies, Inc., a Delaware corporation (the "Company").

         Unless otherwise defined, all capitalized terms used herein shall have the meaning given such terms in the Schedule
13D.

         Item 4 of the Schedule 13D is hereby amended to add the following information.

Item 4.  Purpose of Transaction
------   ----------------------

         On November 26, 1996, William Spier delivered a letter to the Board of Directors relating to his previous proposal for an acquisition of the Company. In the letter, Mr. Spier also has indicated the possibility of his providing financial support to the Company and its Automated Wagering International subsidiary pending closing of the acquisition. A copy of the letter is attached as an exhibit hereto and is hereby incorporated herein by reference. There can be no assurance that any transaction will result from Mr. Spier's proposal.

         Item 7 of the Schedule 13D is hereby amended to add the following information.

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

         Letter to Board of Directors of the Company dated
November 26, 1996.

                            Signature
                            ---------
         After reasonable inquiry and to the best of my

knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                  ALPINE ASSOCIATES, LTD.


/s/William Spier                   By: /s/William Spier
----------------------------          --------------------------
William Spier                            William Spier
                                         Pursuant to Power of
Attorney


VIDEO INVESTMENT PARTNERS, L.P.   GABRIEL CAPITAL, L.P.


By: /s/William Spier              By: /s/William Spier
  -------------------------         ----------------------------
      William Spier                     William Spier
      Managing General Partner           Pursuant to Power of
                                         Attorney


ASGARD LTD.                       LBN INVESTMENT ASSOCIATES, L.P.


By: /s/William Spier              By: /s/William Spier
  -------------------------         ----------------------------
    William Spier                       William Spier
    Pursuant to Power of Attorney       Pursuant to Power of
                                        Attorney


PARKWAY M&A CAPITAL               HOMER NOBLE
  CORPORATION


By: /s/William Spier              By: /s/William Spier
  --------------------------        ----------------------------
      William Spier                     William Spier
      Pursuant to Power of Attorney     Pursuant to Power of
                                         Attorney

Date:  November 26, 1996



                                                          EXHIBIT
                                                          -------

                                                November 26, 1996

Board of Directors
Video Lottery Technologies, Inc.
115 Perimeter Center Place
Suite 911
Atlanta, GA  30346

Lady and Gentlemen:

     This letter is intended to respond to your inquiry regarding
my   proposal  to  acquire  Video  Lottery  Technologies   in   a
transaction in which all holders of VLT common shares would receive $6 per share in cash.

     At the outset, I believe it is critical to restate what should already be manifest: my proposal is intended to provide VLT with a highly advantageous means of addressing its severe business and financial difficulties. If VLT commits itself to a cooperative effort to facilitate my proposal, I am confident that any reasonable questions you may have regarding the transaction will be quickly resolved to your complete satisfaction.

     Indeed, I believe that, by pursuing my proposal, VLT will be able to stabilize its business operations and ensure its viability pending closing of my acquisition transaction. With your encouragement, in the course of finalizing the arrangements necessary to complete this transaction, I also will take appropriate action to meet the most pressing needs of VLT and AWI. In that regard, I am prepared to explore with you my providing credit support to VLT and AWI in order to assure that AWI does not default under bonding requirements in Maryland. Consequently, by working with us, VLT will be improving its current precarious condition.

     As we all know, VLT has spent well over two years exhaustively and unsuccessfully exploring strategic alternatives. During this time, VLT's business performance has deteriorated and the market price of VLT's shares has declined precipitously. In light of this unfortunate history, it makes eminent business sense to afford VLT's shareholders the opportunity to consider my proposal.

     I am sure you appreciate that the magnitude of my investment in VLT, my business history, the financial, business and legal resources I can quickly muster, my sense of responsibility and experience in dealing with a public and highly regulated company, and my concern for VLT provide you with more than an adequate basis for concluding that my proposal is credible and is quite capable of being completed. In my entire business career, I have yet to make an offer which I have not been able to honor. Maintaining my credibility at VLT and in the broader business and financial communities provides me with the greatest of incentives to complete the transaction.

     I will briefly address your specific inquiries. First, the composition of my investor group is not fixed. I would expect that a substantial portion of those in the group owning in excess of 1.4 million VLT shares will continue to participate as passive investors in this new venture. Other persons have indicated their interest in providing additional equity and I am prepared to invest additional money as well.

     Regarding my ability to obtain necessary licensing approvals, it is critical to recognize that I will be the lead investor. Gaming and lottery authorities have repeatedly found me to be qualified and have never expressed any concern with respect to my business or personal life. Similarly, the structure and composition of my current investor group has been reviewed and approved. Obviously, any potential new participants in my group will be selected with complete cognizance of regulatory requirements.

     I am prepared to finalize the financing necessary to complete the transaction once we have reached agreement on my proposal. However, you must understand my reluctance to pay substantial fees for financing commitments before I know that you have endorsed my proposal. (Obviously, once a mutually acceptable merger agreement is signed, I am prepared to pay these fees.) I have held discussions with a number of sources of financing and believe that the financing is readily available and that the necessary arrangements can be completed well before proxy materials would be mailed to VLT shareholders relating to the acquisition. My willingness to provide VLT with interim financial support to meet bonding requirements further evidences my confidence in completing the transaction.

     Finally, you have asked about my arrangements with EDS. I have purposely avoided detailed discussions and negotiations with EDS in order to avoid any suggestion that I was interfering with the efforts of VLT and potential purchasers of AWI to resolve the pending dispute with EDS. Therefore, I have no agreements or understandings with EDS. Nevertheless, based on general discussions on a conceptual level, I am confident that EDS will work with both VLT and me to remove any obstacles to consummation of my proposal and that EDS' objectives can be met in the context of my acquisition of VLT. I believe that EDS is prepared to devote immediate attention to finalizing an agreement with my group if VLT indicates its support for this effort. Obviously, I suggest that you confirm with EDS that it has confidence in me and my business plan and that EDS believes that an acceptable working relationship can be quickly documented.

     If the VLT Board can in good conscience conclude that there is another business strategy which better ensures the viability of the company, more fully and fairly compensates shareholders, and more effectively and realistically controls the risks confronting VLT, its shareholders, customers and partners, I believe it should promptly articulate this alternative. If, as I believe, there is no other reasonable alternative, we should quickly join together to complete my proposed transaction. In any event, if you believe there are such alternatives, VLT's independent financial advisor and VLT's shareholders then should make an informed decision as to whether a sale of the company at $6 per share is, as I am certain, the best hope for VLT.

     Let  us  avoid needless sparring over legalisms and dedicate
ourselves   to   accomplishing  what  is  best   for   VLT,   its
shareholders, and all of its other constituents - consummation of a sale of VLT at $6 per share.

     I look forward to working with you.

                                        Sincerely,

                                        William Spier